Exhibit 12.1

Computation of Ratios

The computation of ratio of earnings to fixed charges for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 are as follows:

(Millions)	2004	2003	2002	2001		2000

Pretax income (loss) from continuing operations	$1,898.9	$1,441.6	$544.8	$(378.7	)(1)	$(39.0	)(2)
Add back fixed charges	165.5	161.1	178.3	218.8		360.9

Income, as adjusted	$2,064.4	$1,602.7	$723.1	$(159.9)		$321.9

Fixed charges:
Interest on indebtedness	$104.7	$102.9	$119.5	$142.8		$248.2
Portion of rents representative of interest factor	60.8	58.2	58.8	76.0		112.7

Total fixed charges	$165.5	$161.1	$178.3	$218.8		$360.9

Ratio of earnings to fixed charges	12.47	9.95	4.06	(0.73	)(1)	0.89	(2)

(1)	Pretax loss from continuing operations reflects a severance and facilities charge of $192.5 million. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0 was approximately $378.7 million.
(2)	Pretax loss from continuing operations reflects a goodwill write-off of $310.2 million, a severance and facilities charge of $142.5 million and $57.8 million of change-in control related payments and other costs required to effect the spin-off of the Company from former Aetna. Additional pretax income from continuing operations necessary to achieve a ratio of earnings to fixed charges of 1.0 was approximately $39.0 million.